-.50
3-22-04

04003834

TES
IGE COMMISSION
. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 01 2004

SEC FILE NUMBER
8-49134

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wilbanks Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4334 N.W. Expressway, Suite 222
(No. and Street)

Oklahoma City	OK	73116-1516
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Randall Lee Wilbanks (405) 842-0202
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Knol, Mark Jay
(Name – *if individual, state last, first, middle name*)

1900 N.W. Expressway, Ste 850	Oklahoma City,	OK	73118-1804
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Randall Lee Wilbanks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wilbanks Securities, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Vice President/Compliance Officer

Title

Notary Public

My commission expires 5/13/07
My commission # BUC7708

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WILBANKS SECURITIES, INC.

FINANCIAL STATEMENTS
AND INDEPENDENT AUDITORS' REPORT

December 31, 2003

KNOL & MINNEY, PLLC
50 PENN PLACE, SUITE 850
OKLAHOMA CITY, OK 73118

WILBANKS SECURITIES, INC.

Table of Contents

KNOL & MINNEY, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
WILBANKS SECURITIES, INC.
Oklahoma City, Oklahoma

We have audited the accompanying statement of financial condition of **WILBANKS SECURITIES, INC.** as of December 31, 2003, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **WILBANKS SECURITIES, INC.** as of December 31, 2003, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Knol & Minney, PLLC

February 26, 2004

50 PENN PLACE, SUITE 850 OKLAHOMA CITY, OKLAHOMA 73118-1804
TELEPHONE: 405/840-3279 FAX: 405/840-2665

WILBANKS SECURITIES, INC.
Statement of Financial Condition
As of December 31, 2003

ASSETS

CURRENT ASSETS:		
Cash and Cash Equivalents	$	113,441
Investments		7,964
Accounts Receivables		33,743
Employee Advances		42
Receivable from ADB		20,080
Total Current Assets		175,270
OTHER ASSETS		
Furniture and Fixtures		6,488
Total Assets	$	181,758

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable	$	-
Accrued Expenses		34,548
Total Current Liabilities		34,548
EQUITY		
Common Stock		1,500
Additional Paid in Capital		82,835
Retained Earning		62,875
Total Equity		147,210
Total Liabilities and Equity	$	181,758

The accompanying notes are an integral part of these financial statements.

WILBANKS SECURITIES, INC.
Statement of Income
For the Year Ended December 31, 2003

REVENUES	
Commissions	$ 1,873,607
Marketing Allowance	500
Interest and Dividends	116
Investment Gains (Losses)	5,532
Reimbursed Expenses	132,184
Other Revenues	794
Total Revenues	2,012,733
EXPENSES	
Commissions	1,623,631
Conferences/Seminars	5,600
Transaction and Access Fees	16,009
Occupancy and Equipment Rental	11,725
Taxes	265
Contract Labor	28,896
Advertising and Promotion	1,176
Office Expense	11,679
Insurance	82,256
Postage and Freight	5,905
Dues and Licenses	1,438
Depreciation	1,804
Telephone	8,251
Travel and Entertainment	9,199
Professional Fees	45,740
Wages	68,708
Retirement Plans	25,500
Charitable Contributions	1,000
Other Expenses	17,445
Total Expenses	1,966,227
Net Income	$ 46,506

The accompanying notes are an integral part of these financial statements.

WILBANKS SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2003

	Common Stock	Additional Paid in Capital	Retained Earnings
Balance as of December 31, 2002	$ 1,500	$ 82,835	$ 84,443
Prior Period Adjustment	-	-	(20,074)
Adjusted Balance as of December 31, 2002	1,500	82,835	64,369
Issuance of Common Shares	-	-	-
Capital Distributed to Shareholders	-	-	(48,000)
Net Income	-	-	46,506
Balance as of December 31, 2002	$ 1,500	$ 82,835	$ 62,875

The accompanying notes are an integral part of these financial statements.

WILBANKS SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2003

Cash flows from operating activities:		
Net Income (Loss)	$	46,506
Adjustments to reconcile net loss to cash provided by operations:		
Gain on sale of investments		(1,622)
Increase in Market Value		(3,910)
Depreciation		1,804
Decrease in Accounts Receivable		1,345
Decrease in Receivable from ADB		1,433
Decrease in Employee Advances		7
Decrease in Accounts Payable		(34)
Increase in Accrued Liabilities		8,376
Cash provided by operating activities		53,905
Cash flows from investing activities:		
Purchase of Equipment		(4,991)
Proceeds from Sale of Investments		6,067
Purchase of Investments		-
Cash used by investing activities		1,076
Cash flows from financing activities:		
Distributions		(48,000)
Cash used by financing activities		(48,000)
Total Cash Provided (used)		6,981
Cash and Cash Equivalents at Beginning of Period		106,460
Cash and Cash Equivalents at End of Period	$	113,441

The accompanying notes are an integral part of these financial statements.

WILBANKS SECURITIES, INC.
Notes to Financial Statements
For the Year Ended December 31, 2003

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Operations
Wilbanks Securities, Inc. was incorporated in the State of Oklahoma on March 1, 1996 to engage in marketing and selling investment products and services, and is a member of the National Association of Securities Dealers (NASD).

Depreciation
Depreciation is provided using the straight-line basis using estimated useful lives of five to ten years. Depreciation expense for the period was $1,804.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results may vary from these estimates.

Investments
The company considers all investments held by the company in its own account to be trading securities and are therefore reported at fair value.

Income Taxes
The company has elected and been approved to be a subchapter S Corporation. Therefore, each shareholders proportionate share of income or loss is included on their personal return.

Cash Equivalents
For purposes of the Statement of Cash Flows, the company has defined cash equivalents as highly liquid investments, with original maturities of less than thirty days that are not held for sale or used in the ordinary course of business. Cash and cash equivalents also include cash funds held by investment clearing companies.

NOTE 2: SUBORDINATED DEBT
As of December 31, 2003, the company does not have any liabilities that are subordinated to the claims of general creditors. Also, there have been no changes in liabilities subordinated to the claims of general creditors.

NOTE 3: CAPITAL STOCK

The company has authority to issue ten thousand (10,000) shares, having a par value of five dollars ($5.00) totaling fifty thousand dollars ($50,000). Currently there are three hundred (300) shares outstanding totaling one thousand five hundred dollars ($1,500).

NOTE 4: NET CAPITAL REQUIREMENTS

The company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the aggregate indebtedness to net capital shall not exceed 8 times net capital in the first year and 15 times net capital in the years thereafter. As of year-end the Company did not have any aggregate indebtedness and therefore the only capital requirement is a minimum of $25,000.

The company is not required to file a reconciliation between the computation of net capital under rule 15c3-1 and reserve requirements under exhibit A of rule 15c3-3 pursuant to rule 17a-5 (d) (4). The company is exempt under rule 15c3-3(k)(2)(ii).

NOTE 5: RELATED PARTY TRANSACTIONS

During the year the company paid the shareholders of the corporation $26,532 in commissions. Also, the company shares common ownership with Associates Diversified Brokerage, Inc. (ADB) for the purpose of holding various insurance licenses. During the year, insurance commissions of $269,762 were collected by ADB. Of that amount, $246,271 was paid to Wilbanks Securities by ADB as reimbursements for commissions paid by Wilbanks Securities. At year-end, ADB owed Wilbanks Securities $20,080.

NOTE 6: FURNITURE, FIXTURES AND EQUIPMENT

At year end the carrying value of furniture fixtures and equipment consisted of the following.

Equipment	$ 25,293
Furniture and Fixtures	961
	26,254
Less accumulated depreciation	(19,766)
	$ 6,488

NOTE 7: COMMITMENTS

Future minimum rental payments under noncancellable operating leases as of are as follows:

Year ended	Amount
2004	$ 12,612
2005	12,612
	$ 25,224

NOTE 8: INVESTMENTS

Investments at December 31, 2003 consisted of:

Equities & Options	Market Value
Netmanage, Inc.	749
California Amplifier, Inc.	1,407
Clarus Corporation	1,460
Earthlink Incorporated	3,500
Puma Technology, Inc.	398
Terayon Communications Systems	450
	$ 7,964

During the year the company had $1,622 of realized gains on investments sold and $3,907 of unrealized gains on investments held.

NOTE 9: PRIOR PERIOD ADJUSTMENT

Subsequent to preparation of the focus report and the audited financial statements for the year ended December 31, 2002, but prior to filing the company's income tax returns, the owners of the company elected to write off $20,074 of commissions receivable from Associates Diversified Brokerage, Inc. (ADB) ADB is related to Wilbanks Securities, Inc. by common ownership.

Supplemental Information

Schedule I
Wilbanks Securities, Inc.
Computation of Net Capital under Rule 15c3-1
As of December 31, 2003

Net Capital:	
Total Stockholders Equity	$147,210
Total Stockholders Equity Qualified for net capital	147,210
Subordinated loans	-
Total Available Capital	147,210
Nonallowable Assets:	
Furniture and Equipment	(6,488)
Accounts receivable	-
Other receivables	(20,122)
Tentative Net Capital	120,600
Haircuts:	
Other securities	(1,810)
Fidelity Bond Excess:	(20,000)
Net Capital	98,790
Current Net Capital Requirement	(25,000)
Excess Net Capital	$ 73,790

The accompanying notes are an integral part of this schedule.

Schedule II
Wilbanks Securities, Inc.
Reconciliation With Focus Report
As of December 31, 2003

Excess Net Capital per Audit	$ 73,790
Excess Net Capital per Focus	64,794
Difference	$ 8,996

Explanation of difference:

Rounding difference	$ 1
Correction to accrued expenses	8,995
	$ 8,996

Nonallowable assets on the December 31, 2003 focus report contains $6,085 of accounts receivable that are in excess of 60 days old. These receivables were written off for financial statement purposes. This adjustment does not have an effect on the ending net capital balance.

The accompanying notes are an integral part of this schedule.

KNOL & MINNEY, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

To the Board of Directors
Wilbanks Securities, Inc.
Oklahoma City, Oklahoma

In planning and performing our audit of the financial statements of **Wilbanks Securities, Inc.** for the year ended December 31, 2003 we considered its internal control structure, including procedures for safeguarding securities in order to determine procedures for the purpose of expressing our opinion on the **Wilbanks Securities, Inc.** financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) of the Securities and Exchange Commission and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

50 PENN PLACE, SUITE 850 OKLAHOMA CITY, OKLAHOMA 73118-1804
TELEPHONE: 405/840-3279 FAX: 405/840-2665

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors and irregularities may occur and not be detected.

Also, projection of any evaluation of them to future period is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the one or more of the internal control structure elements does not reduce to a relatively low level of risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purposes.

Kind & Mooney, PLLC

Oklahoma City, Oklahoma
February 26, 2004